Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of 1895 Bancorp of Wisconsin, Inc.:

Name	State of Incorporation
PyraMax Bank, FSB	Federal

PyraMax Insurance Services LLC (a wholly owned subsidiary of PyraMax Bank, FSB)	Wisconsin